UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Securities Purchase Agreement

On May 12, 2026, ReTo Eco-Solutions Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an investor (the “Purchaser”), in connection with the issuance and sale (the “Private Placement”) of an aggregate of 12,500,000 Class A shares, no par value, of the Company (the “Class A Shares”) at $0.12 per share for an aggregate of purchase price of $1,500,000.

Pursuant to the Securities Purchase Agreement, the Company will not, during the period from the date of the agreement to 24 months following the closing, without the written consent of the Purchaser, (i) issue, or enter into any agreement to issue, or announce the issuance or proposed issuance of any Class A Shares of the Company or the Class A Share equivalents or (ii) file any registration statement or any amendment or supplement thereto during the 24 months after the closing of the Purchase Agreement, The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company and the Purchaser. The parties anticipated closing the Private Placement on or before May 15, 2026. The sale of the Class A Shares is being made pursuant to the provisions of Regulation S promulgated under the Securities Act, as amended.

The foregoing description of the Securities Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, a form of which is filed as Exhibit 10.1 hereto and incorporated by reference.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibit thereto shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3 (File No. 333-282314), of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, (iii) the registration statement on Form S-8 (File No. 333-280119), and (iv) the registration statement on Form S-8 (File No. 333-293215) of the Company and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Xinyang Li
Xinyang Li
Chief Executive Officer

Dated: May 14, 2026

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